PE
2-28-02

02030771

British Biotech

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report of Foreign Issuer
for the period of 1st February 2002 to 28th February 2002

British Biotech plc

Thames Court
Watlington Road
Oxford OX4 6LY
England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F __X__ Form 40F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82 - ____

British Biotech

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH BIOTECH PLC
(Registrant)

By: [signature] Date : 2nd April 2002

Name: Tony Weir
Title: Finance Director

4th March 2002

Company Announcements Office
Stock Exchange
London
EC2N 1HP

By fax: 0207 588 6057

AVS No: 340842

Dear Sir,

Pursuant to the terms of the remuneration agreed between British Biotech plc and its subsidiaries ("British Biotech") and its Chairman, Mr Chris Hampson, it is announced that Mr Hampson, on 1st March 2002, acquired 19,768 ordinary shares in British Biotech at a price of 15p per share.

Following this purchase, Mr Hampson is interested in a total of 565,738 ordinary shares.

Yours faithfully

Sian Bishop
Legal Counsel

News Release **British Biotech**

26 March 2002

British Biotech plc ("British Biotech")

Novel thrombolytic drug cleared by FDA for Phase II clinical testing

TIMI Study Group to conduct Phase II trial of BB-10153 in acute myocardial infarction

British Biotech (LSE: BBG, Nasdaq: BBIOY) today announced that the US Food and Drug Administration has given it the go-ahead to test the novel thrombolytic ('clot busting') agent, BB-10153, in heart attack patients. This follows British Biotech's submission of an Investigational New Drug (IND) application on 19 February this year to conduct a Phase II clinical trial of the drug in acute myocardial infarction (AMI).

The Phase II trial will be conducted by the US-based Thrombolysis in Myocardial Infarction (TIMI) Study Group in suitable heart attack patients, initially at two hospitals in the United States. The aim of the trial will be to test the ability of BB-10153, given at doses between 1 and 5mg/kg, to lyse (dissolve) clots and restore blood flow in the coronary arteries of heart attack patients and to determine the safety of the treatment, especially with respect to bleeding. In this trial BB-10153 will be administered within six hours of the onset of clinical symptoms.

Dr Eugene Braunwald, Chairman of the TIMI Study Group said: "We are very interested in learning in this Phase II trial whether BB-10153 can successfully lyse clots and provide an acceptable safety profile in terms of bleeding risk."

Dr Elliot Goldstein, Chief Executive Officer of British Biotech, said: "There is a clear need for safe and effective treatment of thrombotic diseases such as heart attack and stroke. BB-10153 has the potential to meet this need. We are very pleased that the TIMI Study Group will be carrying out the Phase II evaluation of BB-10153 and look forward to working closely with the group and to receiving the benefit of their outstanding experience in this area."

The preclinical and Phase I testing of BB-10153 showed that the drug may overcome the risk of bleeding associated with currently-prescribed thrombolytic drugs. This is because BB-10153 is activated by thrombin, which is only produced at the site of a fresh blood clot. Therefore BB-10153, once activated, only dissolves recently-formed or still-forming clots.

The Phase I trial of BB-10153 in healthy volunteers was completed in 1999 and showed the drug to be safe and well tolerated. British Biotech has subsequently been working closely with DSM Biologics of Montreal, Canada, on the technology transfer and scale-up of manufacturing for the drug. DSM has now completed production of material to Good Manufacturing Practice (GMP) standards for the Phase II trial.

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This news release contains forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

Enquiries:

British Biotech plc
Dr Elliot Goldstein, Chief Executive Officer
Tony Weir, Finance Director
Tel: 01865 781166
www.britishbiotech.com

Financial Dynamics
David Yates/Sarah Mehanna
Tel: 020 7831 3113

Technical notes

1. The TIMI Study Group

The Thrombolysis in Myocardial Infarction (TIMI) Study Group is an investigative team that has been at the forefront of clinical research in acute coronary syndromes over the past two decades. The TIMI Study Group organized in 1984 and led by Dr Eugene Braunwald of Brigham and Women's Hospital in Boston, Mass., is committed to advancing the knowledge and care of patients suffering from acute coronary syndromes by performing clinical research.

2. BB-10153

BB-10153 is an engineered form of human plasminogen, modified so that it is activated to plasmin by thrombin, rather than by the body's natural plasminogen activators such as tpA. Thrombin-activatable plasminogen thus marks a new approach to thrombolysis in which thrombin, the key enzyme in blood clot formation, is utilised to initiate clot destruction.

Conversion of natural plasminogen to plasmin (the active fibrinolytic enzyme) occurs on cleavage by a specific plasminogen activator. Enzymes involved in blood clot formation cannot activate natural plasminogen. Thus, the coagulation cascade and the fibrinolytic systems are functionally separate. However, thrombin-activatable plasminogen such as BB-10153 circumvents the physiological haemostatic mechanisms and selectively induces lysis of newly forming thrombi.

BB-10153's extended half-life (three to four hours) enables it to persist in the blood as an inactive pro-drug, activated only at fresh or forming blood clots by the thrombin that is localised there. Therefore, in addition to lysis of an existing clot, BB-10153 may prevent reocclusion and reduce the need for administration of a separate antithrombotic agent.

In preclinical thrombolytic studies, the selective activation of BB-10153 at fresh clots resulted in highly localised plasmin activity. The preclinical data from these studies showed no evidence of systemic plasmin activity, no consumption of coagulation factors and no effect on bleeding time. BB-10153 may therefore cause fewer bleeding problems than current thrombolytics which, in contrast, do produce systemic plasmin at therapeutic doses. Furthermore, in the Phase I study of BB-10153, evidence of proof-of-concept fibrinolytic activity was obtained in *ex vivo* clot lysis assays and *in vivo* production of fibrin degradation products.

References
White, H.D. and Van de Werf, F.J.J. (1998) Circulation 97, 1632-1646.
Dawson, K.M. et al (1994) J. Biol. Chem. 269, 15989-92.

3. British Biotech

British Biotech specialises in the research, development and commercialisation of new drugs to fight cancer and other diseases with limited treatment options.

The company currently has four products in active clinical development:

- BB-10901: currently in Phase I/II in small cell lung cancer. British Biotech was granted exclusive European and Japanese development and commercialisation rights in May 2000 under an agreement with ImmunoGen Inc. (Boston, USA);
- E21R: currently in Phase II in acute myeloid leukaemia. British Biotech was granted exclusive worldwide development and commercialisation rights in December 2000 under an agreement with BresaGen Ltd (Adelaide, Australia);
- MG98: currently in Phase II trials in various cancers. British Biotech was granted exclusive European development and commercialisation rights in February 2002 under an agreement with MethylGene Inc. (Montreal, Canada); and
- BB-10153: now entering Phase II studies in heart attack patients.

In research, British Biotech has two ongoing programmes and access to a third:

- an Antibiotic Programme based on peptide deformylase inhibitors (PDFIs). The objective is to start the clinical programme in patients with serious chest infections in 2002;
- a research collaboration with Serono SA (Geneva, Switzerland) to identify new treatments for serious inflammatory diseases, particularly multiple sclerosis; and
- an exclusive option to take up European development and commercialisation rights over MethylGene's cancer research programme in small molecule inhibitors of DNA methyltransferase.

British Biotech also has collaborations with Schering-Plough Corporation, OSI Pharmaceuticals, Inc., DevCo Pharmaceuticals Ltd and Tanabe Seiyaku.